SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of December of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 17, 2007

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT
FOR FOURTH QUARTER 2007

Panama City, Republic of Panama, December 17, 2007 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today that the $0.22 per share quarterly cash dividend corresponding to the fourth quarter of 2007 and approved by the Board of Directors on February 13, 2007, is payable on January 17, 2008 to the Bank’s stockholders of record as of January 7, 2008.

As of November 30, 2007, Bladex had 36,370,149.29 common shares outstanding of all classes.

Bladex also confirmed that its annual report on Form 20-F for the fiscal year ended December 31, 2006, which includes the Bank’s audited financial statements, was filed with the United States Securities and Exchange Commission on June 26, 2007 and is available on the Bank's website at: www.bladex.com. Shareholders may request a hard copy of this report, free of charge, to the following contact:

Mr. Carlos Yap S.
SVP & CFO
Banco Latinoamericano de Exportaciones, S.A. -Bladex-
Tel. (507) 210-8563
Fax (507) 269-6333
E-mail: cyap@blx.com

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Mr. Carlos Yap S., Senior Vice President & Chief Financial Officer
Tel.: (507) 210-8563, E-mail: cyap@blx.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com